

Mail Stop 3561

August 24, 2015

Peter B. Delaney
President and Chief Executive Officer
Enable Midstream Partners, LP
One Leadership Square
211 North Robinson Avenue, Suite 150
Oklahoma City, Oklahoma 73102

> **Re:** **Enable Midstream Partners, LP**
> **Registration Statement on Form S-4**
> **Response dated August 6, 2015**
> **File No. 333-205381**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response dated August 6, 2015**
> **File No. 001-36413**

Dear Mr. Delaney:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, as appropriate, and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Financial Statements for the Year Ended December 31, 2014

Combined and Consolidated Statements of Income, page 85

1. We note your response to comment 3. In your response you indicate that your revenues from the sale of natural gas, natural gas liquids (NGLs) and condensate represents

approximately 68.6% and 63.5% of total revenues for fiscal years 2014 and 2013, respectively, but that you believe your revenues from the sale of commodities is integral to your provision of services and that separate disclosure of revenue from the sales of commodities (products) could be misleading to your investors.  To assist us in better understanding and evaluating your response, please provide us with the following additional information:

- For each type of natural gas processing agreement you enter into, such as percent of proceeds, percent of liquids and keep whole agreements, please tell us whether you record revenues gross as a principal or net as an agent and provide us with your analysis of the relevant accounting literature to explain why.

- Please clarify for each of the above types of processing agreements whether you purchase, take title to or otherwise have risk of ownership for the hydrocarbons you process.  If so, please tell us how you considered whether the revenue associated with those processing agreements may represent the sale of tangible products rather than services.

- Please explain in more detail your statement that costs of goods sold does not include the purchase cost of natural gas and NGLs received as in-kind fees, such as in-kind processing fees and fuel, because they are effectively received at no purchase cost.  In doing do, please describe in detail your accounting for these commodities when received, citing the applicable accounting literature.  For example, please tell us whether they are included in your natural gas and NGL inventory upon receipt and the value attributed to such commodities.  To assist us in understanding your response, please walk us through a representative transaction for each type of agreement for which you receive in-kind hydrocarbons and provide an example of the journal entries you record to reflect the receipt and subsequent sale or use of these hydrocarbons.

- Lastly, please tell us how you are accounting for the condensate removed from your pipelines as a byproduct.  Please explain in reasonable detail why you believe condensate may not have an associated purchase cost depending on the form in which it enters the pipelines.  Also tell us what percentage of your revenue is derived from the sale of retained condensate.

Please refer the guidance regarding the characteristics of revenue, including the criteria that should be applied in determining when recognition is appropriate in SAB Topic 13.A.1. along with the presentation guidance in Rule 5-03(b)(1) and (b)(2) in preparing your response.  We may have further comment after reviewing your response.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters.  Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 or me at 202-551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Gerry Spedale, Esq.